Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: June 15, 2021

Will McKenna, Head of Marketing at Solid Power

Good morning ladies and gentlemen. Welcome to the Solid Power and Decarbonization Plus Acquisition Corporation III, or DCRC, conference call. We appreciate everyone joining us today. The information we will discuss is qualified in its entirety by the information contained in the Form 8-K, including the exhibits thereto, that is being filed today by DCRC with the SEC, which may be accessed on the SEC’s website at www.sec.gov. In conjunction with today’s discussion, we will be referring to an investor presentation, a copy of which is being filed as an exhibit to the aforementioned Form 8-K.

You are encouraged to follow along and carefully review the disclaimers included therein. Before we begin, I would like to note that this call may contain forward-looking statements, including Decarbonization Plus Acquisition Corporation III’s and Solid Power’s expectations of future financial and business performance and conditions, the industry outlook and the timing and completion of the transaction.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. You are encouraged to read the Form 8-K, the accompanying press release and investor presentation, as well as other filings with the SEC for a discussion of the risks that can affect the business combination and the business of Solid Power after completion of the proposed transaction.

Hosting today’s call is Robert Tichio, Chairman of the Board of Decarbonization Plus Acquisition Corporation III. With that I will turn the call over to Robert.

Robert Tichio: Chairman of the Board of Decarbonization Plus Acquisition Corporation III

Thank you Will. I’m joined today by three Executives from Solid Power, Doug Campbell, the Co-founder and CEO, Josh Buettner-Garrett, Solid Power’s Chief Technology Officer and Derek Johnson, Chief Operating Officer. Solid Power is an industry leading producer of next-generation all-solid-state batteries for electric vehicles. Solid Power has extensive partnerships with both BMW and Ford to jointly develop all-solid-state batteries for use in forthcoming electric vehicles. The company is backed by numerous prominent investors, including BMW, Ford, Samsung, Hyundai and Volta Energy Technologies, and the company recently closed on an approximately $135 million Series B financing round.

We’re truly thrilled to announce this merger between DCRC and Solid Power in a $1.2 billion enterprise value deal. Solid Power’s balance sheet was recently bolstered following its approximately $135 million Series B round, the cash from which is in addition to the $165 million of PIPE commitments and $350 million of cash in trust at DCRC. Assuming no redemptions by DCRC’s public stockholders, Solid Power will emerge in the public markets with nearly $600 million of cash on its balance sheet, exceeding the $400 million forecasted to be required to fully fund the business plan. Further, we are very pleased to announce that Solid Power has agreed to a minimum cash condition of just $300 million in our business combination agreement; the effect of that agreement is that DCRC could in theory sustain approximately 50% redemptions, still close and still result in a fully funded business plan with over $400 million of cash at closing, given the level of cash currently on the Solid Power balance sheet. This is incredibly important in our view and a substantial improvement to the typical deal uncertainty associated with announced SPAC mergers. We bring to market a Company whose execution timeline does not have to be “on hold” as we proceed to a shareholder vote and close, which we anticipate doing with speed.

Solid Power’s business plan will be fully-funded and existing shareholders are rolling 100% of their equity interests into the merger. Today DCRC is listed under the ticker DCRC and at close will change its name to Solid Power and be listed under the ticker SLDP.

We believe Solid Power will continue to stand out as the leader in all-solid-state batteries. With eight years of technology development and three years of manufacturing development, Solid Power has been working to deliver on one objective – produce better performing all-solid-state batteries using low-cost, industry standard processes. An advanced battery has little value if you cannot produce them inexpensively and Solid Power has proven it can produce cells using low-cost methods that are essentially identical to today’s lithium-ion manufacturing processes, but also has the advantage of eliminating many expensive and time-consuming steps. Solid Power is a leading all-solid-state battery company with both feet in industrialization today due to their mission to be fully compatible with lithium-ion manufacturing infrastructure. Their incredible team of employees, robust and essential patent portfolio, and collection of world-class investors and partners have set Solid Power up with a clear commercial pathway to bring this game-changing battery technology to the market.

Solid Power’s all-solid-state batteries are expected to deliver significant advancements compared to lithium-ion batteries, including a near 500-mile range on a single charge, greatly outperforming lithium-ion batteries available today and planned for tomorrow; a substantial extension in battery life; improved safety because their all-solid-state chemistry greatly reduces the possibility of thermal runaway; and significant cost advantages at the pack level given there is no need for battery pack cooling. Finally, Solid Power’s all-solid-state platform enables new potential advances in cathode design and materials that offer further performance and cost leaps, which the company itself is working on.

Solid Power has been working intimately with both BMW and Ford to deploy the company’s all-solid-state batteries in future electric vehicles. BMW and Ford have squarely set their sights on the electrification of their vehicle lineups, and their headline investments in and partnerships with Solid Power underscore their belief that what Solid Power can achieve in terms of product and cost will put these automakers in an advantageous position over their peers.

With that, it is my pleasure to turn it over to Doug Campbell, the CEO, Founder, and Chairman of Solid Power.

Doug Campbell: CEO and Co-Founder

Thanks for the excellent lead-in Robert. I’m very excited to be here today to discuss the next exciting chapter in Solid Power’s history. In today’s call, I will cover the market opportunity, and then hand it over to Josh Buettner-Garrett who will cover our products and technology and then Derek Johnson will cover our scale-up and commercialization roadmap.

Solid Power is a leading developer and producer of all-solid-state batteries, with an emphasis on all-solid, meaning 100% solid – no liquid or gel components. These batteries are designed to fuel the world’s transition away from combustion-powered vehicles as we move to adopt green, sustainable battery-powered electric vehicles.

BloombergNEF predicts that nearly half of all auto sales will be electric vehicles by the middle part of the next decade. This corresponds to nearly a $220 billion total addressable market, with considerable upside, should the adoption accelerate. Solid Power is confident our technology will help speed this inevitable transition to a fully electric future with longer range, lower cost, and safer electric vehicles that are powered by Solid Power’s all-solid-state battery technology.

To address the continuous market demand for longer range and lower cost electric vehicles it is simply the battery that needs to be addressed. The most sought-after battery improvement is higher energy, both on a per-unit mass, and per-unit volume basis. With lithium-ion batteries nearing their performance limits, Solid Power’s all-solid-state batteries are expected to outperform incumbent lithium-ion batteries on energy and cost. This includes both batteries of today and tomorrow.

We have constructed a product roadmap with continuous improvements so Solid Power can enter the market quickly and live through multiple EV product lifecycles with improvements on energy at every step. Having already proven the ability to manufacture at scale we now have commercialization in sight.

Solid Power isn’t alone in its pursuit for better performing, lower cost solid-state batteries. Many auto OEMs, both incumbents and disruptors, are placing their bets on a solid-state future. For all of these OEMs, solid-state is the end state.

However, its BMW and Ford that have chosen to double down on Solid Power. This is because we have shown:

•	One, performance that exceeds today’s best performing lithium-ion batteries,

•	Two, production scale via our roll-to-roll production line that mirrors the processes and equipment used in today’s lithium-ion manufacturing, and third,

•	We are manufacturing these automotive scale, next-generation, all-solid-state batteries on industry standard equipment today.

This is not a plan for future production – this is happening as we speak. BMW and Ford now share leading positions in the race for all-solid-state battery-powered electric vehicles, and we are proud and honored to be a part of this winning team.

This very strong value proposition for Solid Power’s all-solid-state batteries is due to:

•	An increase in energy density, which could lead to 50-75% increase in energy resulting in a significant increase in vehicle range approaching 500 miles

•	Far superior calendar life in comparison to today’s lithium-ion batteries, such that we predict elimination of battery pack cooling, which represents a major cost savings

•

And finally, enhanced safety. Automakers are always striving for safer products to keep both their customers safe, but also to avoid financial and legal liabilities. With Solid Power’s 100% all-solid-state batteries, we have demonstrated far superior safety characteristics in comparison to lithium-ion or any other liquid- or gel-containing battery.

But what we’re most excited about is cost. All of the three previous benefits, energy density, calendar life, and safety, contribute to a lower-priced battery, both at the cell level and at the pack level.

At scale, our technoeconomic models indicate a highly competitive cost in comparison to the very aggressive cost roadmap for lithium-ion. But where it gets even more compelling is at the pack level. Solid Power’s ability to factor in the high safety features and the long calendar life benefits that are unique to a truly all-solid-state battery can lead to substantially simpler and more cost-effective battery packs.

Looking further afield, Solid Power’s planned third generation cell design could eliminate costly metals, like nickel and cobalt, which could lead to a further 90% decline in the cost of the cathode, which is far and away the most expensive component in lithium-ion batteries today.

The net value adjusted price of Solid Power’s all-solid-state cells is expected to be considerably lower than today’s lithium-ion, which is why there is so much interest from multiple automotive companies, including our partners, BMW and Ford.

But to be very clear, not every solid-state battery is the same. Generally speaking, solid-state batteries tend to be categorized by the class of solid electrolytes.

Sulfide electrolytes are where the industry leaders have placed their bet. Solid Power sees sulfides as the best material set combining both high performance and high manufacturability, and for this reason, we work exclusively in sulfide-based all-solid-state batteries. Sulfides have the highest conductivity, meaning they can move lithium-ions faster than any other solid ion-conducting material, and in many cases, on par with today’s liquid electrolytes. They are also easy to process.

Solid Power has proven we can use today’s industry standard, roll-to-roll lithium-ion production processes and equipment to manufacture our batteries. These batteries have a broad operating temperature range and high thermostability, and they can also be highly compatible with the holy grail of battery materials, lithium metal. Solid Power, like Toyota, Hyundai, Samsung, Panasonic, LG, and now BMW and Ford all are pursuing sulfide solid-state batteries.

Solid Power’s truly all-solid-state batteries eliminate all liquids and gels to deliver enhanced safety and better performance. And Solid Power is operating a Colorado-based all-solid-state battery manufacturing line today. As we give this presentation, our US-based manufacturing line is producing cells to ship to two world-leading automotive OEMs, BMW and Ford.

Solid Power has a bright and successful future ahead, and we invite you join us in our mission as we bring to market the next generation of batteries. I’ll now turn it over to our Chief Technology Officer to discuss our technology and products in further detail.

Josh Buettner-Garrett: Chief Technology Officer

Thanks Doug. Solid Power has two major product groups: the all-solid-state pouch cells, and the sulfide solid electrolyte materials. The sulfide solid electrolytes are the key to enabling the performance and production of our unique energy-dense pouch cells. Rather than being optimized around one target, such as conductivity, Solid Power’s electrolyte materials are developed for all around cell performance, cost and scalability.

Long term, Solid Power intends to license our unique cell designs and manufacturing know-how to third party commercialization partners. Our current ability to manufacture using existing lithium-ion equipment is what we believe will attract leading cell manufacturers to us and enable us to take this capital-light path forward. Solid Power then plans to sell our proprietary electrolyte materials to the entire sulfide solid-state community, including our primary partners BMW and Ford, but also other battery producers or automotive OEMs developing their own solid-state battery designs. By partnering with leading cell producers, Solid Power can enter the market quickly without having to raise and deploy the capital to build our own cell factories.

Our core technology innovation – the sulfide solid electrolytes – enable not just one cell design, but rather an entire new cell platform that can incorporate a wide variety of existing and future anode and cathode materials. On the anode side, lithium metal offers the highest energy per unit mass. Silicon offers the quickest path to meeting all of the charge rate and low temperature requirements in future electric vehicles while also delivering similar volumetric energy densities to lithium metal.

Looking longer term, the sulfide cell platform can also be a key enabler of conversion reaction type cathode chemistries, including materials such as iron sulfide, which would provide further gains in specific energy, while also being incredibly inexpensive and sustainable.

Again, all of Solid Power’s success to date and our roadmap ahead is based on this sulfide electrolyte platform. Improvements to one cell design can typically be applied across all cell designs.

Silicon has been an area of development for Solid Power for several years and is likely to be the first anode variant to be integrated into electric vehicles. Rather than using carbon in the anode with silicon as an additive, Solid Power is able to use compositions containing more than 50% silicon by weight, and that includes the weight of the solid electrolyte. This enables volumetric energy densities approaching that of lithium metal cells, along with specific energy that far exceeds that of conventional lithium-ion. Silicon also has major advantages in areas like fast charging times, which is a key enabler in consumers’ transition to electric vehicles. High-content silicon used in our all-solid-state design addresses traditional challenges of silicon-rich anodes like poor cycling stability and swelling that normally require expensive and extensively engineered nanostructures.

The lithium metal anode comes next in the product roadmap, and again, this utilizes the same sulfide electrolyte platform and production techniques. Lithium metal will deliver the highest energy on a mass basis, and it can also offer very low costs long-term.

We are also currently addressing the main remaining challenges in regard to the lithium metal all-solid-state cells, which include demonstrating high charge rates and cycling stability at low temperatures in large-scale EV cells.

When looking at lithium metal and high-content silicon cells in the vehicles they will power, you will notice that the cell-level safety improvements of both cells will contribute primarily to system-level cost savings. At the end of the day a liquid and gel-free all-solid-state battery can significantly reduce the weight of the vehicle and allow for more freedom to design vehicles to match consumer needs.

Now, I’ll turn it over to our COO Derek Johnson to discuss how Solid Power utilizes lithium-ion production processes and equipment to manufacture our next-generation all-solid-state batteries.

Derek Johnson: Chief Operating Officer

Thank you, Josh. A key aspect of Solid Power’s value proposition is the ability to utilize the facilities, equipment, and processes that have already been deployed in current lithium-ion battery manufacturing for the production of our all-solid-state batteries. I cannot highlight this point enough, as this has been a company focus since day one.

As discussed earlier, one of Solid Power’s core advantages is that we have designed our battery production processes to leverage existing and future lithium-ion battery factories in order to enable rapid deployment of our technology. Solid Power will let the leading cell manufacturers do what they do best, build cell mass production plants, which will also allow us to avoid deploying billions in capital to build factories ourselves. This manufacturing approach will considerably de-risk the timing associated with bringing our technology to market.

When comparing lithium-ion battery manufacturing to Solid Power’s approach, electrode manufacturing is identical, thereby allowing for a smooth transition to mass production. Cell assembly also uses the same manufacturing approach except for the fact that, because there is obviously no liquid electrolyte, electrolyte filling is not needed. This allows us to remove costly and time-consuming steps like electrolyte filling and nearly all of the cell conditioning activities are eliminated, thereby resulting in lower manufacturing costs with lower overall CAPEX expenses.

Solid Power’s ability to take our in-house developed and manufactured electrolyte powder and incorporate it into a truly all-solid-state cell using roll-to-roll manufacturing processes sets us apart. These processes are effectively scalable to tens of gigawatt hours per year.

Our roll-to-roll cell manufacturing process has laid the foundation for the production of 100 Ah EV cells for our OEM partners, Ford and BMW, which are expected to be produced in 2022.

In order to achieve wide adoption for our all-solid-state battery technology, cost parity with lithium-ion is a must, while cost advantage is our ultimate goal. Today, our current costs are dominated by labor and materials. These costs will significantly improve as scale and throughput increase. At a 10 GWh/yr scale, Solid Power expects to achieve a cell-level price that approaches $85/kWh, and we can further leverage any future cost declines realized by traditional-lithium-ion cells as our material make-up and manufacturing is nearly identical. Where we expect to have a major advantage is at the pack level, which we expect lithium-ion will have difficulty matching.

Another key point on cost … Today, the most expensive materials used in the production of any battery is the cathode active materials. For Solid Power, cathode active materials account for approximately 58% of the total cell-level bill of materials. The use of nickel and cobalt is the main cost driver. We are excited about our longer-term objective in removing both nickel and cobalt from our cells with the potential to integrate a future advanced conversion reaction cathode that could reduce cathode active materials costs by nearly 90 percent. And now I’ll turn it back to Will.

Will McKenna, Head of Marketing at Solid Power

Solid Power has come a long way since inception...

With our past success we are positioned to bring our high-content silicon anode product to market by 2026 with our lithium metal product following in 2027. This ensures sustained success for our automotive OEM partners across multiple unique automotive product lifecycles.

The proposed merger delivers a fully funded business plan to support Solid Power’s expectations to achieve cashflow breakeven. Solid Power intends to manufacture its electrolyte materials, but license cell designs and manufacturing IP to tier-one manufacturers for cell production. This capital efficient model has incredible interest from third parties.

Solid Power’s 2028 forecast assumes 800,000 vehicles are addressed by the company. Ford and BMW together account for nearly 6.5 million vehicles sold just in 2020, and their intention is to rapidly electrify their fleets. We also have to note that several other auto OEMs are interested in joining Ford and BMW. So, Solid Power’s focus will on scaling to meet demand. We will be hosting investor meetings as we move ahead, and we ask that you reach out to meet with us soon. With that, we’ll close our prepared remarks, and we thank you for your time today.

Disclaimers

Important Information and Where to Find It

In connection with the proposed business combination, DCRC will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement/prospectus of DCRC. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this presentation is not incorporated by reference into, and is not a part of, this presentation.

Participants in the Solicitation

DCRC and its directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Forward Looking Statements

The information in this presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this presentation, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this presentation. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained in this presentation are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this presentation, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.